Exhibit 99.3

Vector Tobacco Inc.
Financial Statements
as of December 31, 2013 and 2012,
and for each of the three years
ended December 31, 2013, 2012 and 2011

Vector Tobacco Inc.
Index
December 31, 2013 and 2012

Report of Independent Registered Certified Public Accounting Firm

To the Board of Directors and the
Stockholder of Vector Tobacco Inc.:

In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Vector Tobacco Inc. (the “Company”), a wholly-owned subsidiary of Vector Group Ltd., at December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Raleigh, North Carolina
March 3, 2014

Vector Tobacco Inc.
Balance Sheets
December 31, 2013 and 2012
(in thousands of dollars)

	2013	2012
Assets
Current assets
Cash and cash equivalents	$10,785	$3,395
Accounts receivable — trade, less allowances of $114 and $11, respectively	1,505	265
Due from related parties	1,215	—
Inventories	7,434	5,072
Deferred income taxes	4,434	2,927
Income tax receivable, net	7,956	1,471
Other current assets	663	616
Total current assets	33,992	13,746
Property, plant and equipment, net	—	10
Intangible asset associated with benefit under the Master Settlement Agreement	107,511	107,511
Deferred income taxes	92,151	99,894
Due from related parties	9,595	—
Other assets	2,236	1,789
Total assets	$245,485	$222,950
Liabilities and Stockholder’s Equity
Current liabilities
Current payments due under the Master Settlement Agreement	$8,737	$1,293
Due to related parties	3,135	6,217
Accrued promotional expenses	2,086	1,352
Accounts payable - trade	27	88
Allowance for sales returns	130	67
Deferred income taxes	2,310	2,266
Other current liabilities	227	342
Total current liabilities	16,652	11,625
Deferred income taxes	34,029	31,072
Payments due under the Master Settlement Agreement	1,905	5,802
Total liabilities	52,586	48,499
Commitments and contingencies
Stockholder's equity
Common stock ($1 par value per share; 1,000 shares authorized; 100 shares issued and outstanding) *	—	—
Additional paid-in capital	303,892	307,892
Accumulated other comprehensive income	115	300
Accumulated deficit	(111,108)	(133,741)
Total stockholder's equity	192,899	174,451
Total liabilities and stockholder's equity	$245,485	$222,950
* Common stock pledged as collateral for Vector Tobacco's guarantee of Vector Group Ltd's debt (Note 1).
The accompanying notes are an integral part of these financial statements.

Vector Tobacco Inc.
Statements of Operations
Years Ended December 31, 2013, 2012 and 2011
(in thousands of dollars)

	2013	2012	2011
Revenues *	$107,584	$86,619	$94,175
Expenses
Cost of goods sold *	76,116	58,117	65,807
Operating, selling, administrative and general expenses	5,545	2,384	2,726
Management fees paid to Vector Group Ltd.	500	500	500
Operating income	25,423	25,618	25,142
Other income (expense)
Interest income	73	—	1
Interest expense	—	(193)	(390)
Income before provision for income taxes	25,496	25,425	24,753
Income tax expense	(2,863)	(4,211)	(5,595)
Net income	$22,633	$21,214	$19,158

*	Revenues and cost of goods sold include net federal excise taxes of $52,180, $41,489 and $46,451 for the years ended December 31, 2013, 2012 and 2011, respectively.

The accompanying notes are an integral part of these financial statements.

Vector Tobacco Inc.
Statements of Comprehensive Income
Years Ended December 31, 2013, 2012 and 2011
(in thousands of dollars)

	2013	2012	2011
Net income	$22,623	$21,214	$19,158

Net change in pension-related amounts	(107)	—	12
Other comprehensive income (loss)	(107)	—	12

Income tax effect on pension-related amounts	(78)	—	—
Income tax expense on other comprehensive income	(78)	—	—

Other comprehensive income (loss), net of tax	(185)	—	12

Comprehensive income	$22,438	$21,214	$19,170

The accompanying notes are an integral part of these financial statements.

Vector Tobacco Inc.
Statement of Stockholder's Equity
Years Ended December 31, 2013, 2012 and 2011
(in thousands of dollars, except for share data)

	Common Stock
	Shares		Amount	Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholder's Equity
Balance, January 1, 2011	100	*	$—	$358,692	$288	$(174,113)	$184,867
Net Income	—		—	—	—	19,158	19,158
Other Comprehensive Income	—		—	—	12	—	12
Distributions	—		—	(29,300)	—	—	(29,300)
Balance, December 31, 2011	100	*	—	329,392	300	(154,955)	174,737
Net Income	—		—	—	—	21,214	21,214
Distributions	—		—	(21,500)	—	—	(21,500)
Balance, December 31, 2012	100	*	—	307,892	300	(133,741)	174,451
Net Income	—		—	—	—	22,623	22,623
Other Comprehensive Loss	—		—	—	(185)	—	(185)
Distributions	—		—	(4,000)	—	—	(4,000)
Balance, December 31, 2013	100	*	$—	$303,892	$115	$(111,118)	$192,889
*Common stock pledged as collateral for Vector Tobacco Inc.’s guarantee of Vector Group Ltd's debt (Note 1).

The accompanying notes are an integral part of these financial statements.

Vector Tobacco Inc.
Statements of Cash Flows
Years Ended December 31, 2013, 2012 and 2011
(in thousands of dollars)

	2013	2012	2011
Cash flows from operating activities
Net income	$22,633	$21,214	$19,158
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10	3	4
Deferred income taxes	9,157	4,348	4,634
Gain on sale of assets	—	—	(1)
Changes in assets and liabilities:
Trade accounts receivable, net of allowances	(1,240)	276	(378)
Inventories	(2,361)	(1,166)	1,458
Other assets	(83)	(194)	390
Accounts payable	(61)	80	8
Due to (from) related parties	(4,297)	1,058	687
Other current liabilities	683	1,146	(438)
Income taxes	(6,485)	(1,392)	(79)
Employee benefits	(300)	(1,690)	286
Payments due under the Master Settlement Agreement	3,547	668	(252)
Net cash provided by operating activities	21,203	24,351	25,477
Cash flows from investing activities
Proceeds from sales of property, plant and equipment	—	—	1
Increase in restricted assets	—	(1)	—
Increase in cash surrender value of life insurance policies	(218)	(218)	(218)
Net cash used in investing activities	(218)	(219)	(217)
Cash flows from financing activities
Loan financing agreement with ZOOM, LLC	(9,595)	—	—
Distributions to Vector Group Ltd.	(4,000)	(21,500)	(29,300)
Net cash used in financing activities	(13,595)	(21,500)	(29,300)
Net increase (decrease) in cash and cash equivalents	7,390	2,632	(4,040)
Cash and cash equivalents
Beginning of period	3,395	763	4,803
End of period	$10,785	$3,395	$763
Supplemental disclosures of cash flow information
Cash payments during the period for
Interest	$—	$—	$—
Income taxes	$191	$1,254	$270

The accompanying notes are an integral part of these financial statements.

Vector Tobacco Inc.
Notes to Financial Statements
December 31, 2013, 2012 and 2011
(in thousands of dollars)

1.	Basis of Presentation

Vector Tobacco Inc. (“Vector Tobacco” or the “Company”), is a wholly-owned subsidiary of VGR Holding LLC (“VGR”), which in turn is wholly owned by Vector Group Ltd. (“Vector” or “Parent”). The Company is engaged in the manufacture and sale of conventional cigarettes in the United States through their USA, Silver Eagle, and Eagle 20's brands.

Liggett Group LLC (“Liggett”), a company affiliated through common ownership, manufactures most of Vector Tobacco’s cigarette brands under contract at Liggett’s Mebane, North Carolina manufacturing facility.

Liggett Vector Brands LLC (“Liggett Vector Brands”), a company affiliated through common ownership, coordinates and executes the sales, marketing, administration and manufacturing efforts along with certain support functions for all of Vector’s tobacco operations including Vector Tobacco and Liggett. In consideration of the duties performed at Liggett Vector Brands, a portion of its sales, marketing, manufacturing, distribution, and administrative expenses are reimbursed by Vector Tobacco (Note 10).

Management believes the assumptions underlying the financial statements are reasonable. However, the financial statements included herein may not necessarily reflect the Company’s results of operations, financial position, stockholder's equity and cash flows in the future or what its results of operations, financial position, stockholder's equity and cash flows would have been had the Company been a standalone company during the periods presented.

Vector and VGR are holding companies and, as a result, do not have any operating activities that generate revenues or cash flows. Accordingly, Vector relies on distributions from VGR and its other subsidiaries and investments, and VGR relies on distributions from its other subsidiaries, including Vector Tobacco, in order to fund its operations and meet its obligations. Vector has certain debt outstanding which requires interest and principal payments over the terms of such debt. Interest and principal to service the debt is expected to be funded by Vector’s cash and cash equivalents, investments, the operations of Vector’s subsidiaries, including Vector Tobacco, and proceeds, if any, from Vector’s future financings. During 2013, 2012 and 2011 Vector Tobacco made distributions of $4,000, $21,500, and $29,300 respectively, to VGR.

11% Senior Secured Notes due 2015

At December 31, 2012 Vector had $415,000 of principal outstanding of its 11% Senior Secured Notes due 2015 (the “Senior Secured Notes”). The Senior Secured Notes were sold in August 2007 ($165,000), September 2009 ($85,000), April 2010 ($75,000) and December 2010 ($90,000) in private offerings to qualified institutional investors in accordance with Rule 144A of the Securities Act of 1933.

The 11% Senior Secured Notes were guaranteed, subject to certain customary automatic release provisions on a joint and several basis by all of the 100% owned domestic subsidiaries of Vector that are engaged in the conduct of Vector’s cigarette businesses, including Vector Tobacco. Vector Tobacco's balance sheets, statements of operations, and statements of stockholder's equity as of December 31, 2013 and 2012, and for each of the three years in the period ended December 31, 2013, do not reflect any amounts related to these notes as the debt is not acquisition related.

On January 29, 2013, Vector announced a cash tender offer with respect to any and all of the outstanding $415,000 principal amount of its 11% Senior Secured Notes due 2015. Vector retired $336,315 of the 11% Senior Secured Notes at a premium of 104.292%, plus accrued and unpaid interest on February 12, 2013. The remaining $78,685 of the 11% Senior Secured Notes were called and retired on March 14, 2013 at a redemption price of 103.667% plus accrued and unpaid interest.

7.75% Senior Secured Notes due 2021

In February 2013, Vector issued $450,000 of its 7.75% Senior Secured Notes due 2021 in a private offering to qualified institutional investors in accordance with Rule 144A of the Securities Act of 1933. The aggregate net proceeds from the sale of the 7.75% Senior Secured Notes were approximately $438,250 after deducting offering expenses. Vector used the net proceeds of the issuance for a cash tender offer announced on January 29, 2013, with respect to any and all of its outstanding 11% Senior Secured notes due 2015.

Vector Tobacco Inc.
Notes to Financial Statements
December 31, 2013, 2012 and 2011
(in thousands of dollars)

The 7.75% Senior Secured Notes are guaranteed, subject to certain customary automatic release provisions on a joint and several basis by all of the 100% owned domestic subsidiaries of Vector that are engaged in the conduct of Vector’s cigarette businesses, including Vector Tobacco. Vector Tobacco's balance sheets, statements of operations, and statements of stockholder's equity as of December 31, 2013 and 2012, and for each of the three years in the period ended December 31, 2013, do not reflect any amounts related to these notes as the debt is not acquisition related.

Vector Tobacco's cash flows from operations may be utilized to fund the interest and debt obligation of the 7.75% Senior Secured Notes via distributions by Vector Tobacco to VGR to Vector.

Additional Parent Company Notes

As of December 31, 2013, Vector has debt with a net amount of approximately $186,458 (face amount $387,530) in addition to the 7.75% Senior Secured Notes. This $186,458 is not reflected in Vector Tobacco's consolidated financial statements as these obligations are not collateralized by Vector Tobacco's assets nor has Vector Tobacco guaranteed these obligations. It is anticipated that the majority of the payments on this $186,458 will be funded by Vector's tobacco operations.

In addition to the 7.75% Senior Secured Notes, the Company may have to fund certain deferred income tax liabilities of Vector (Note 7).

General Corporate Expenses

General corporate expense allocations represent costs related to corporate functions such as executive oversight, risk management, information technology, accounting, legal, investor relations, human resources, tax, employee benefits and other services and incentives Vector provides to the Company. The allocations are based on a reasonable estimation of Vector’s overhead expenses based on the relative specific identification and the relative percentage of the Company’s revenues and expenses to Vector’s total costs. All of these allocations are reflected in management fees paid to Vector in the Company’s statements of operations of $500 in each of 2013, 2012 and 2011.

The Company and Vector consider these general corporate expense allocations to be a reasonable reflection of the utilization of services provided. The allocations may not, however, reflect the expense the Company would have incurred as a standalone company. Actual costs which may have been incurred if the Company had been a standalone company in 2013, 2012 and 2011, would depend on a number of factors, including how the Company chose to organize itself, what if any functions were outsourced or performed by Company employees, and strategic decisions made in areas such as information technology systems and infrastructure. However, the Company currently does not believe the difference between the cost allocations from Vector and the costs the Company would have incurred on a standalone basis would have a material impact on the Company’s statements of operations, balance sheets or statements of cash flows for 2013, 2012 and 2011.

2.	Summary of Significant Accounting Policies

Principles of Consolidation

These financial statements are for Vector Tobacco only and exclude its wholly-owned subsidiary, VT Aviation LLC, as Vector consolidates this entity as its primary beneficiary.

Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Significant estimates subject to material changes in the near term include inventory valuation, deferred tax assets, allowance for doubtful accounts, promotional accruals, sales returns and allowances and Master Settlement Agreement (“MSA”) liabilities. Actual results could differ from those estimates.

Vector Tobacco Inc.
Notes to Financial Statements
December 31, 2013, 2012 and 2011
(in thousands of dollars)

Cash and Cash Equivalents

For purposes of the statements of cash flows, cash includes cash on hand, cash on deposit in banks and cash equivalents, comprised of short-term investments which have an original maturity of ninety days or less. Interest on short-term investments is recognized when earned. The carrying value of cash and cash equivalents, restricted assets and short-term loans approximate their fair value. The Company places its cash and cash equivalents with large commercial banks. The Federal Deposit Insurance Corporation (“FDIC”) and Securities Investor Protection Corporation (“SIPC”) continue to insure these balances through 2013. The carrying amount of bank deposits, including amounts classified as cash and cash equivalents, were $10,785 and $3,395 at December 31, 2013 and 2012, respectively.

Accounts Receivable

Accounts receivable-trade are recorded at their net realizable value. The allowance for doubtful accounts and terms discounts was $114 and $11 at December 31, 2013 and 2012, respectively.

Inventories

Inventories are stated at the lower of cost or market with cost determined using the last-in, first-out ("LIFO") method. We estimate an inventory reserve for excess quantities and obsolete items based on specific identification and historical write-offs, taking into account future demand and market conditions.

Property, Plant and Equipment

Property, plant and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the respective assets which are generally three to fifteen years for machinery and equipment.

Expenditures for repairs and maintenance are charged to expense as incurred. The costs of major renewals and betterments are capitalized. The cost and related accumulated depreciation of property, plant and equipment are removed from the accounts upon retirement or other disposition and any resulting gain or loss is reflected in operations.

Intangible Asset

The Company has recorded a long-lived intangible asset of $107,511 which relates to the payment exemption of The Medallion Company Inc. ("Medallion"), acquired in April 2002, under the MSA agreement. Payments under the MSA continue in perpetuity. An annual review of this intangible asset is conducted for potential impairment as the Medallion exemption is not subject to amortization due to its indefinite useful life (Note 3). As a result, the Company believes it will realize the benefit of the exemption for the foreseeable future.

Other Assets

Other current assets were $663 and $616 at December 31, 2013 and 2012. Other current assets included letters of credit securing bonds of $241 and $241 at December 31, 2013 and 2012, respectively, with the remainder related to prepaid expenses, including insurance.

Other non-current assets of $2,236 and $1,789 as of December 31, 2013 and 2012, respectively, are primarily related to the cash surrender values of certain life insurance policies.

Revenue Recognition

Revenues from sales are recognized upon the shipment of finished goods when title and risk of loss have passed to the customer, there is pervasive evidence of an arrangement, the sales price is determinable and collectibility is reasonably assured. The Company provides an allowance for expected sales returns, net of any related inventory cost recoveries. Certain sales incentives, including promotional price discounts, are classified as reductions of net sales. The Company’s accounting policy is to include federal excise taxes in revenues and cost of goods sold. Since the Company’s line of business is tobacco, the Company’s financial position and its results of operations and cash flows have been and could continue to be materially adversely affected by significant unit sales volume declines at the Company and industry wide

Vector Tobacco Inc.
Notes to Financial Statements
December 31, 2013, 2012 and 2011
(in thousands of dollars)

levels, regulation, litigation and defense costs, increased tobacco costs or reductions in the selling price of cigarettes in the near term.

Shipping and Handling Costs

Shipping and handling costs related to sales transactions are not billed to customers nor recorded as sales revenue. Shipping and handling costs, which were $621, $446 and $477 for 2013, 2012 and 2011, respectively, are recorded in operating, selling, administrative and general expenses.

Advertising Costs

Advertising and related agency costs are expensed as incurred and were $785, $47, ($36) for the years ended December 31, 2013, 2012, and 2011 respectively. These costs are recorded as operating, selling, administrative and general expenses. A credit balance of ($36) in 2011related primarily to the reversal of reserves on point-of-sale marketing materials.

Stock-Based Compensation

The Company, through an affiliate, accounts for stock compensation plans by measuring compensation cost for share-based payments at fair value.

Employee Benefits

Vector Tobacco has no employees. Employees of Liggett Vector Brands perform services for Vector Tobacco and associated expenses, including benefits, of such employees are allocated to Vector Tobacco.

A former senior executive of Liggett Vector Brands, who retired in 2012, provided services to Vector Tobacco and participated in the Supplemental Executive Retirement Plan (“SERP”) sponsored by Vector and such expenses were allocated from Vector to the Company. The cost of providing retiree pension benefits is actuarially determined and accrued over the service period of the active employee group. The funded status of the defined benefit pension plan is recognized on the balance sheet. The measurement date for determining the funded status of the plans is December 31, 2013 and 2012 (Note 6). As of December 31, 2013 Vector Tobacco had no liabilities under the SERP.

Income Taxes

The Company follows authoritative guidance for accounting for uncertainty in income taxes which requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater than 50% likely of being realized upon ultimate settlement. The guidance requires that a liability created for unrecognized deferred tax benefits shall be presented as a liability and not combined with deferred tax liabilities or assets.

Deferred taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for tax purposes as well as tax credit carryforwards and loss carryforwards. These deferred taxes are measured by applying currently enacted tax rates. A valuation allowance reduces deferred tax assets when it is deemed more likely than not that future taxable income will be insufficient to realize some portion or all of the deferred tax assets.

Although indefinite-lived intangible assets and goodwill are not amortized, the Company recognizes deferred tax liabilities and assets for temporary differences related to its indefinite-lived intangible asset and the tax-deductible portion of such assets. Because indefinite-lived intangible assets are not amortized for financial reporting purposes, the related deferred tax liability will not reverse until some indeterminate future period should the assets become impaired or are disposed of. Therefore, the reversal of the deferred tax liability related to the Medallion intangible asset is no longer considered a source of future taxable income in assessing the realization of deferred tax assets. As a result, the Company is required to record a deferred tax asset valuation allowance totaling approximately $10,668 and $11,281 as of December 31, 2013 and 2012, respectively.

Vector Tobacco Inc.
Notes to Financial Statements
December 31, 2013, 2012 and 2011
(in thousands of dollars)

Vector Tobacco’s federal income tax provision and related deferred income tax amounts are determined as if the Company filed tax returns on a standalone basis. The Company and its subsidiaries are included in the consolidated federal tax return with Vector and its other U.S. subsidiaries (Note 7).

Legal Costs

The Company records any product liability legal expenses and other litigation costs as operating, selling, administrative and general expenses as those costs are incurred.

The Company records provisions in its financial statements for pending litigation when it is determined that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Legal defense costs are expensed as incurred. Litigation is subject to many uncertainties, and it is possible that the Company’s financial position, results of operations or cash flows could be materially adversely affected by an unfavorable outcome in any tobacco-related litigation.
Distributions and Dividends on Common Stock
The Company records distributions on its common stock as dividends in its statement of stockholder’s equity to the extent of retained earnings. Any amounts exceeding retained earnings are recorded as a reduction of additional paid-in-capital.

Comprehensive Income

The Company early adopted authoritative guidance on comprehensive income. This guidance requires entities to present components of net income and other comprehensive income in either a single continuous statement of comprehensive income or in two separate but consecutive statements. The Company elected to present items of net income and other comprehensive income in two separate, but consecutive, statements. The items are presented before related tax effects with detailed amounts shown for the income tax expense or benefit related to each component of other comprehensive income. Other comprehensive income is a component of stockholder's equity and relates to pension adjustments. The Company’s comprehensive income was $22,438, $21,214 and $19,170 for the years ended December 31, 2013, 2012 and 2011, respectively. The accumulated comprehensive income balance of $115, $300, and $300 as of December 31, 2013, 2012 and 2011, respectively, all related to pensions.

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, restricted assets and short-term loans approximate their fair value.
The carrying amounts of short-term debt reported in the consolidated balance sheets approximate fair value.

	December 31, 2013		December 31, 2012
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Cash and cash equivalents	$10,785	$10,785	$3,395	$3,395

New Accounting Pronouncements

In February 2013, the FASB issued amendments to the accounting guidance for presentation of comprehensive income to improve the reporting of reclassifications out of accumulated other comprehensive income. The amendments do not change the current requirements for reporting net income or other comprehensive income, but do require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where the net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under GAAP to be reclassified in their entirety to net

Vector Tobacco Inc.
Notes to Financial Statements
December 31, 2013, 2012 and 2011
(in thousands of dollars)

income, an entity is required to cross-reference to other disclosures required under GAAP that provide additional detail about these amounts. For public companies, these amendments were effective for reporting periods beginning after December 15, 2012. This accounting guidance only impacted presentation and disclosures and did not have a material impact on the Company's financial position, results of operations or cash flows.

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade receivables.

Vector Tobacco’s customers are primarily candy and tobacco distributors, the military and large grocery, drug and convenience store chains. Two customers accounted for approximately 29%, and 11% respectively, of revenues in 2013. Two customers accounted for approximately 55%, and 16% , respectively, of revenues in 2012. Two customers accounted for approximately 49%, and 16%, respectively, of revenues in 2011. Vector Tobacco's largest single customer receivable represented approximately 15% of net accounts receivable at December 31, 2013 and 65% at December 31, 2012. Ongoing credit evaluations of customers’ financial condition are performed and, generally, no security is required. Vector Tobacco maintains reserves for potential credit losses and such losses, in the aggregate, have generally not exceeded management’s expectations.

Vector Tobacco maintains cash deposits and money market accounts with major banks which from time to time may exceed federally insured limits. The Company periodically assesses the financial condition of the institutions and believes that the risk of loss is minimal.

Subsequent Events

The Company has evaluated events that occurred subsequent to December 31, 2013, through the financial statement issue date of March 3, 2014, and determined there were no other recordable or reportable subsequent events.

3.	Medallion Acquisition and Intangible Asset

On April 1, 2002, an indirect wholly-owned subsidiary of Vector acquired the stock of Medallion and certain related assets from Medallion’s principal stockholder. The total purchase price consisted of $50,000 in cash and $60,000 in promissory notes, which were subsequently fully repaid.

Medallion, formerly a discount cigarette manufacturer headquartered in Richmond, Virginia, is a participant in the Master Settlement Agreement ("MSA") between the state Attorneys General and the tobacco industry. Medallion has no payment obligations under the MSA agreement except to the extent its market share exceeds approximately 0.28% of total cigarettes sold in the United States (approximately 768 million cigarettes in 2013).

In connection with the acquisition of Medallion, the Company allocated $107,511 of the total purchase price of $110,000 to Medallion’s exemption under the MSA agreement. This intangible asset was deemed to have an indefinite useful life and is tested for impairment annually or more frequently when indicators of impairment are present. Goodwill and other intangible assets with indefinite useful lives are not amortized, but rather, are tested for impairment at least annually. In evaluating an intangible asset for impairment, the Company has the option to first assess qualitative factors to determine whether further impairment testing is necessary. Among other relevant events and circumstances that affect the fair value of reporting units, the Company considers individual factors such as macroeconomic conditions, changes in the industry and the markets in which the Company operates as well as the historical and expected future financial performance. If we conclude that it is more likely than not that fair value is less than its carrying value, recoverability of an intangible asset is evaluated using a two-step process. The first step involves a comparison of the fair value to the Company's carrying amount. If the carrying amount exceeds the fair value, the second step is performed. The second step involves a comparison of the implied fair value and carrying value of the intangible asset. To the extent that the carrying amount exceeds the implied fair value of the intangible asset, an impairment loss is recognized.

The annual test was performed in the fourth quarter of 2013, 2012 and 2011, respectively, resulting in no impairment.

Vector Tobacco Inc.
Notes to Financial Statements
December 31, 2013, 2012 and 2011
(in thousands of dollars)

4.	Inventories

Inventories consist of the following at December 31:

	2013	2012
Finished goods, at current cost	$7,540	$5,231
LIFO adjustment	(106)	(159)
	$7,434	$5,072
Each year, the Company capitalizes in inventory that portion of the Master Settlement Agreement liability related to cigarettes in inventory at public warehouses but not sold. The amount of capitalized MSA cost in finished goods inventory was $2,399 and $1,293 at December 31, 2013 and 2012, respectively (Note 9).
Since January 1, 2004, most of Vector Tobacco’s products have been manufactured at Liggett’s manufacturing facility in Mebane, North Carolina under a contract manufacturing agreement with Liggett (Note 10) and as such, Vector Tobacco generally does not hold raw materials or tobacco leaf in inventory.

5.	Property, Plant and Equipment

Vector Tobacco has no property, plant and equipment as of December 31, 2013. There were no future machinery and equipment purchase commitments at December 31, 2013.

Property, plant and equipment consists of the following at December 31:

2012
Machinery and equipment	$826
Less accumulated depreciation	(816)
Property, plant and equipment, net	$10

Depreciation expense for the years ended December 31, 2013, 2012 and 2011 was $10, $3, and $4, respectively.

6.	Employee Benefits Plans

The Company’s portion of the 401(k) plan expenses sponsored by Liggett Vector Brands, for entities in the affiliate’s controlled group, was $9 for the year ended 2011. There were no 401(k) plan expenses allocated to the company in 2013 or 2012.

Defined Benefit Plans

During 2013, 2012 and 2011, a senior officer of the Company participated in the Supplemental Executive Retirement Plan (“SERP”) sponsored by Vector where Vector will pay supplemental retirement benefits to certain key employees. The Company recognized income of $300, and expensed $20 and $287 in relation to the SERP plan during 2013, 2012 and 2011, respectively. The executive retired on January 3, 2012 and the Company's payment under the SERP was made in July 2012. The Company paid a lump sum amount to the retiring plan participant.

As of December 31, 2013, Vector Tobacco had no further obligations under the SERP.

7.	Income Taxes

Vector Tobacco Inc.
Notes to Financial Statements
December 31, 2013, 2012 and 2011
(in thousands of dollars)

Vector Tobacco’s income tax provision and related deferred income tax amounts are determined as if the Company filed tax returns on a standalone basis. The Company and its non-consolidated, wholly-owned subsidiary VT Aviation currently are included in the consolidated federal income tax return of its indirect parent, Vector.
The amounts provided for income taxes are as follows:

	2013	2012	2011
Current
Federal	$7,195	$5,131	$4,979
State	1,938	1,382	1,185
	$9,133	$6,513	$6,164
Deferred
Federal	$(5,985)	$(2,498)	$(660)
State	(285)	196	91
	$(6,270)	$(2,302)	$(569)
Total tax provision	$2,863	$4,211	$5,595

Vector Tobacco’s operations are included in the consolidated federal and state income tax returns of its indirect parent, Vector. At December 31, 2013 and 2012, a valuation allowance has been provided against the Company's deferred tax assets in the amount of $10,668 and $11,281, respectively, as it is presently deemed more likely than not that the benefit of such net tax assets will not be utilized. The Company evaluates the realizability of its net deferred tax assets and its estimate is subject to change. The reversal of deferred tax liabilities related to the Medallion intangible asset are not considered a source of future taxable income in assessing the realization of deferred tax assets.

The Company’s parent, VGR, participates in a tax sharing agreement with Vector in which VGR remits tax payments to Vector based on the consolidated taxable income of VGR and its subsidiaries (the “VGR Group”). Under the tax sharing agreement, each member of the VGR Group whose tax liability is reduced by a net operating loss or credit of another subsidiary is treated as paying such subsidiary for the use of such benefit. However, the subsidiary providing such benefit does not receive credit until it is able to use the benefit on a separate company basis, rather than when the benefit is actually used by the VGR Group.

Temporary differences which give rise to a significant portion of deferred tax assets and liabilities are as follows as of December 31:

	2013		2012
	Deferred Tax		Deferred Tax
	Asset	Liability	Asset	Liability
Sales and product allowances	$99	$—	$31	$—
Inventories	15	2,310	15	2,266
Property, plant and equipment	—	—	—	8
Compensation, benefits and related items	—	78	—	—
Amortization of intangibles	—	33,951	—	31,064
Settlement payments	4,320	—	2,881	—
Net operating losses	102,819	—	111,175	—
Valuation allowance	(10,668)	—	(11,281)	—
Total deferred tax	$96,585	$36,339	$102,821	$33,338

Differences between the amounts provided for income taxes and amounts computed at federal statutory tax rates are summarized as follows for the years ended December 31:

Vector Tobacco Inc.
Notes to Financial Statements
December 31, 2013, 2012 and 2011
(in thousands of dollars)

	2013	2012	2011
Income before income taxes	$25,496	$25,425	$24,753

Federal income tax expense at statutory rate	$8,924	$8,899	$8,663
State income taxes, net of federal taxes	1,745	1,026	1,237
Other changes due to changes in state income tax rates	—	(70)	713
Change in estimated utilization of NOLs	(7,806)	(5,644)	(5,018)
Income tax expense	$2,863	$4,211	$5,595

There were no unrecognized tax benefits for the years ended December 31, 2013, 2012 and 2011, respectively. The Company classifies all tax-related interest and penalties as income tax expense.

The Internal Revenue Service concluded an audit of Vector's consolidated federal income tax return for the year ended December 31, 2009. There was no material impact on Vector's consolidated financial statements as a result of these audits.

8.	Operating Leases

Vector Tobacco and Liggett are parties to an annually renewable operating agreement under which Vector Tobacco leases space and certain equipment in Liggett's manufacturing and storage facility. Vector Tobacco paid $200, $202 and $156 under this agreement in 2013, 2012 and 2011, respectively.

9.    Commitments and Contingencies

Tobacco-Related Litigation

Overview

Since 1954, United States cigarette manufacturers have been named as defendants in numerous direct, third-party and purported class actions predicated on the theory that cigarette manufacturers should be liable for damages alleged to have been caused by cigarette smoking or by exposure to secondary smoke from cigarettes. Although new cases continue to be commenced against certain cigarette manufacturers, including Liggett, Vector Tobacco has not been named as a defendant in any such actions.

Master Settlement Agreement
In November 1998, Philip Morris, Brown & Williamson, R.J. Reynolds and Lorillard (the “Original Participating Manufacturers” or “OPMs”) (together with any other tobacco product manufacturer that becomes a signatory, the “Subsequent Participating Manufacturers” or “SPMs”) (the OPMs and SPMs are hereinafter referred to jointly as the “Participating Manufacturers”) entered into the Master Settlement Agreement (the “MSA”) with 46 states, the District of Columbia, Puerto Rico, Guam, the United States Virgin Islands, American Samoa and the Northern Mariana Islands (collectively, the “Settling States”) to settle the asserted and unasserted health care cost recovery and certain other claims of the Settling States. The MSA received final judicial approval in each Settling State. In February 1999, Medallion (n/k/a Vector Tobacco) became a subsequent participating manufacturer under the MSA.

As a result of the MSA, the Settling States released Vector Tobacco and other Participating Manufacturers from:

•
all claims of the Settling States and their respective political subdivisions and other recipients of state health care funds, relating to: (i) past conduct arising out of the use, sale, distribution, manufacture, development, advertising and marketing of tobacco products; (ii) the health effects of, the exposure to, or research, statements or warnings about, tobacco products; and

Vector Tobacco Inc.
Notes to Financial Statements
December 31, 2013, 2012 and 2011
(in thousands of dollars)

•
all monetary claims of the Settling States and their respective subdivisions and other recipients of state health care funds relating to future conduct arising out of the use of, or exposure to, tobacco products that have been manufactured in the ordinary course of business.

The MSA restricts tobacco product advertising and marketing within the Settling States and otherwise restricts the activities of Participating Manufacturers. Among other things, the MSA prohibits the targeting of youth in the advertising, promotion or marketing of tobacco products; bans the use of cartoon characters in all tobacco advertising and promotion; limits each Participating Manufacturer to one tobacco brand name sponsorship during any 12-month period; bans all outdoor advertising, with certain limited exceptions; prohibits payments for tobacco product placement in various media; bans gift offers based on the purchase of tobacco products without sufficient proof that the intended recipient is an adult; prohibits Participating Manufacturers from licensing third parties to advertise tobacco brand names in any manner prohibited under the MSA; and prohibits Participating Manufacturers from using as a tobacco product brand name any nationally recognized non-tobacco brand or trade name or the names of sports teams, entertainment groups or individual celebrities.
The MSA also requires Participating Manufacturers to affirm corporate principles to comply with the MSA and to reduce underage use of tobacco products and imposes restrictions on lobbying activities conducted on behalf of Participating Manufacturers. In addition, the MSA provides for the appointment of an independent auditor to calculate and determine the amounts of payments owed pursuant to the MSA.
Under the payment provisions of the MSA, the Participating Manufacturers are required to make annual payments of $9,000,000 (subject to applicable adjustments, offsets and reductions). These annual payments are allocated based on unit volume of domestic cigarette shipments. The payment obligations under the MSA are the several, and not joint, obligation of each Participating Manufacturer and are not the responsibility of any parent or affiliate of a Participating Manufacturer.
Vector Tobacco has no payment obligations under the MSA except to the extent its market share exceeds a market share exemption of approximately 0.28% of total cigarettes sold in the United States (approximately 768 million cigarettes in 2013). For the years ended December 31, 2013, 2012 and 2011, Vector Tobacco domestic shipments accounted for approximately .4%, .3% and .3%, respectively, of the total cigarettes shipped in the United States. If Vector Tobacco’s market share exceeds its respective market share exemption in a given year, then by April 15 of the following year, Vector Tobacco must pay on each excess unit an amount equal (on a per-unit basis) to that due by the OPMs for that year. Vector Tobacco paid $976 for their 2012 MSA obligations and paid $2,378 for their 2011 MSA obligation. Vector Tobacco's estimated 2013 MSA obligation to be paid in April 2014 is $8,737.

Certain MSA Disputes
NPM Adjustment.  In March 2006, an economic consulting firm, selected pursuant to the MSA, determined that the MSA was a “significant factor contributing to” the loss of market share of Participating Manufacturers, to non-participating manufacturers ("NPMs"), for 2003. This is known as the “NPM Adjustment.” The economic consulting firm subsequently rendered the same decision with respect to 2004 and 2005. In March 2009, a different economic consulting firm made the same determination for 2006. As a result, the manufacturers are entitled to potential NPM Adjustments to each of their 2003 - 2006 MSA payments. The Participating Manufacturers are also entitled to potential NPM Adjustments to their 2007 - 2012 payments pursuant to agreements entered into between the OPMs and the Settling States under which the OPMs agreed to make certain payments for the benefit of the Settling States, in exchange for which the Settling States stipulated that the MSA was a “significant factor contributing to” the loss of market share of Participating Manufacturers for each of those years. A Settling State that has diligently enforced its qualifying escrow statute in the year in question may be able to avoid allocation of the NPM Adjustment to the payments made by the manufacturers for the benefit of that Settling State.

For 2003 to 2012, Vector Tobacco disputed that they owed the Settling States the NPM Adjustments as calculated by the Independent Auditor. As permitted by the MSA, Vector Tobacco paid subject to dispute, withheld payment or paid into a disputed payment account the amounts associated with these NPM Adjustments.

Vector Tobacco Inc.
Notes to Financial Statements
December 31, 2013, 2012 and 2011
(in thousands of dollars)

Notwithstanding provisions in the MSA requiring arbitration, litigation was filed in 49 Settling States involving the application of the NPM Adjustment for 2003 and whether it was to be determined through litigation or arbitration. These actions related to the potential NPM Adjustment for 2003, which the independent auditor under the MSA previously determined to be as much as $1,200,000 for all Participating Manufacturers. All but one of the 48 courts that decided the issue ruled that the 2003 NPM Adjustment dispute is arbitrable.

In response to a proposal from the OPMs and many of the SPMs, 45 of the Settling States, representing approximately 90% of the allocable share of the Settling States, entered into an agreement providing for a nationwide arbitration of the dispute with respect to the NPM Adjustment for 2003. In June 2010, the three person arbitration panel was selected. In November 2011, the Participating Manufacturers advised the arbitration panel that they were not contesting diligent enforcement of 16 Settling States and territories. Substantive hearings commenced in April 2012 and were completed in June 2013.

Effective December 17, 2012, the Participating Manufacturers entered into a “term sheet” with 20 Settling States, setting out terms for settlement of the NPM Adjustment for 2003 through 2012 and addressing the NPM Adjustment with respect to those states for future years. Certain of the non-settling states objected to the settlement. In March 2013, the arbitration panel entered a Stipulated Partial Settlement and Award which, among other things, overruled the objections of the non-settling states and directed the independent auditor to implement certain terms of the term sheet effective with the April 15, 2013 MSA payments. In May 2013, two additional states joined the settlement. Several non-settling states are attempting to vacate the settlement award by filing state court actions. In Idaho, a trial court denied that state's motion to vacate, and the state noticed an appeal of that denial. Although certain terms of the settlement were implemented by the independent auditor on April 15, 2013, no assurance can be given as to the ultimate outcome of the non-settling states' challenges. It is possible that Vector Tobacco might be required to make additional payments in connection with this dispute.

As a result of the settlement, in the first quarter of 2013 Vector Tobacco recognized income of $430. Following the additional two states joining the settlement in May 2013, Vector Tobacco recognized an additional $52 of income in the second quarter of 2013. The remaining NPM Adjustment accrual of $1,905 at December 31, 2013 relates to the disputed amounts Vector Tobacco has withheld from the non-settling states for 2004 through 2010. Approximately $303 remains in the disputed payments accounts relating to the 2011 and 2012 NPM Adjustment dispute with these non-settling states.

"Gross" v. "Net" Calculations.

In October 2004, the independent auditor notified Vector Tobacco and all other Participating Manufacturers that their payment obligations under the MSA, dating from the agreement’s execution in late 1998, had been recalculated using “net” units, rather than “gross” units (which had been used since 1999). Liggett objected to this retroactive change and disputed the change in methodology. Vector Tobacco had not formally objected to this change in methodology since the Company benefits from the recalculation of its 1998 market share exemption on a net basis. However, due the strength of Liggett’s challenge to this change in methodology, Vector Tobacco, through December 31, 2012, continued to accrue its MSA obligations on a “gross” basis.

In December 2012, Liggett and 39 Settling States arbitrated the dispute before a panel of three arbitrators. In February 2013, the arbitrators granted the relief sought by Liggett. The arbitrators ruled that the limitations provisions of the MSA precluded the independent auditor from recalculating Liggett's grandfathered market share exemption or Liggett's payment obligations beyond the last four years. The arbitrators further ruled that, for purposes of calculating Liggett's payment obligations for the applicable years, Liggett's market share calculated on a net basis, should be increased by a factor of 1.25%. Liggett filed a motion seeking correction of the part of the arbitrators' decision that would require the 1.25% increase in Liggett's market share. The states objected to Liggett's motion and sought additional relief from the panel declaring that any adjustment ordered by the panel is not limited by the four year limitations set forth in the MSA. The panel agreed to hear arguments on the motions in May 2013, but due to the conditional settlement described below, the parties agreed to adjourn the hearing.

In June 2013, Liggett and a negotiating group on behalf of the Settling States reached an agreement in principle to resolve all disputes regarding "gross" v. "net", subject to definitive documentation and approval thereof by each Settling State. The proposed settlement requires that Liggett pay $8,500 to the Settling States and agree to reduce its market share

Vector Tobacco Inc.
Notes to Financial Statements
December 31, 2013, 2012 and 2011
(in thousands of dollars)

exemption from 1.645% to 1.63% starting in 2013 and for all years thereafter. In exchange, the Settling States will release Liggett from all claims in connection with the "gross" v. "net" dispute.

After further evaluating the arbitrators ruling in conjunction with the conditional settlement between Liggett and the Settling States described above, Vector Tobacco has concluded that the probability of the MSA calculation now reverting back to a “gross” basis is remote. As such, in 2013 Vector Tobacco has accrued its MSA obligations on a “net” basis and will continue to do so in future years. In conjunction with this decision, as of December 31, 2013, Vector Tobacco has reversed its previously held accrual of $3,075 related to this “gross” vs. “net” dispute.

Litigation Challenging the MSA. Litigation challenging the validity of the MSA, including claims that the MSA violates antitrust laws, has not been successful to date, although several cases are pending. Participating manufacturers are not typically named as defendants in these cases.

Vector Tobacco Inc.
Notes to Financial Statements
December 31, 2013, 2012 and 2011
(in thousands of dollars)

The activity in the Company's accruals for tobacco litigation for the three years ended December 31, 2013 were as follows:

	Current Liabilities	Non-current Liabilities
	Payments due under Master Settlement Agreement	Non-current payments due under Master Settlement Agreement

Balance at January 1, 2011	$2,624	$4,056
Expenses	2,945	—
Change in MSA obligations capitalized as inventory	(443)	—
Payments	(3,147)	—
Reclassification to non-current liabilities	(927)	927
Interest on withholding	—	392
Balance at December 31, 2011	1,052	5,375
Expenses	1,291	—
Change in MSA obligations capitalized as inventory	62	—
Payments	(878)	—
Reclassification to non-current liabilities	(234)	234
Interest on withholding	—	193
Balance at December 31, 2012	1,293	5,802
Expenses	7,694	—
MSA settlements and arbitration rulings	74	(3,790)
Change in MSA obligations capitalized as inventory	1,106	—
Payments	(1,537)	—
Reclassification to non-current liabilities	107	(107)
Interest on withholding	—	—
Balance at December 31, 2013	$8,737	$1,905

Other Matters

Vector Tobacco’s management is unaware of any material environmental conditions affecting its leased facilities. Vector Tobacco’s management believes that current operations are conducted in material compliance with all environmental laws and regulations and other laws and regulations governing cigarette manufacturers. Compliance with federal, state and local provisions regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, has not had a material effect on the capital expenditures, results of operations or competitive position of Vector Tobacco. Vector Tobacco’s management is also unaware of any other claims that would materially affect the Company’s financial position, results of operations or cash flows.

10.	Related Party Transactions

Liggett Vector Brands coordinates and executes the sales, marketing and manufacturing efforts along with certain support functions for all of Vector’s tobacco operations. In conjunction with the duties performed at Liggett Vector Brands, a portion of sales, marketing, manufacturing, distribution, and administrative expenses have been allocated to the Company. During 2013, 2012 and 2011, Vector Tobacco expensed $4,000, $1,500 and $1,500, respectively, for services provided by Liggett Vector Brands. These expenses have been classified as operating, selling, administrative and general expenses.

In 2006, Vector Tobacco entered into an agreement with VGR to provide various management and administrative services to Vector Tobacco in consideration for an annual management fee. The charges for services under this agreement amounted to $500 for each of the years ending December 31, 2013, 2012 and 2011.

Vector Tobacco Inc.
Notes to Financial Statements
December 31, 2013, 2012 and 2011
(in thousands of dollars)

On January 1, 2011, Vector Tobacco entered into a manufacturing agreement with Liggett. The agreement will terminate on December 31, 2015 with subsequent automatic renewal for successive one year terms unless terminated by either party. Pricing is set forth in the agreement based on previously determined standard costs and invoices are sent to Vector Tobacco weekly under the agreement. In 2013, 2012 and 2011, Vector Tobacco purchased approximately 1.0 billion, 0.8 billion and 0.9 billion units, respectively, from Liggett and paid $61,945, $52,255 and $55,911, respectively, which included profit of $1,232, $997 and $1,015, respectively, to Liggett. Vector Tobacco also paid Liggett an additional $117, $43 and $31 in 2013, 2012 and 2011, respectively, for additional manufacturing services. Vector Tobacco has a related party payable to Liggett relating primarily to the contract manufacturing agreement.

Vector Tobacco incurred additional expenses of approximately $234, $225, and $141 in 2013, 2012 and 2011, respectively, for transactions with VGR and Vector, which primarily reflects reimbursement of amounts paid on behalf of Vector Tobacco.

On August 1, 2013 Vector Tobacco entered into a five year revolving credit agreement with Zoom E-Cigs LLC ("Zoom"), a company affiliated through common ownership, to fund Zoom's initial working capital requirements and other general business expenses. The agreement allows for Zoom to borrow up to a maximum of $15 million, bearing interest at a rate of Prime plus 1% per annum. As of December 31, 2013, the amount receivable from Zoom was $9,595. Vector Tobacco recognized $73 of interest income under the agreement in 2013.

Related party net (payables)/receivables consisted of the following as of December 31:

	2013	2012
Current
Due (to) Liggett	$(3,135)	$(2,288)
Due (to)/from Liggett Vector Brands	1,215	(3,929)
Total Current	(1,920)	(6,217)
Non-current
Due from Zoom, LLC	9,595	—

11.	Stock Compensation

The Company’s parent, Vector, offers stock option plans. Vector Tobacco has not been allocated any stock compensation expense for the three years ended 2013, 2012 and 2011.

Vector Tobacco Inc.
Schedule II — Valuation and Qualifying Accounts
(in thousands of dollars)

	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions	Balance at End of Period
Description
Year ended December 31, 2013
Allowance for:
Doubtful accounts	$4	$78	$—	$82
Cash discounts	7	2,652	2,627	32
Deferred tax valuation allowance	11,281	—	613	10,668
Sales returns	67	161	98	130
Total	$11,359	$2,891	$3,338	$10,912
Year ended December 31, 2012
Allowance for:
Doubtful accounts	$4	$—	$—	$4
Cash discounts	13	2,059	2,065	7
Deferred tax valuation allowance	24,427	—	13,146	11,281
Sales returns	55	77	65	67
Total	$24,499	$2,136	$15,276	$11,359
Year ended December 31, 2011
Allowance for:
Doubtful accounts	$4	$—	$—	$4
Cash discounts	5	2,188	2,180	13
Deferred tax valuation allowance	22,468	1,959	—	24,427
Sales returns	385	67	397	55
Total	$22,862	$4,214	$2,577	$24,499